February 8, 2005


Via Facsimile at (202) 637-5910 and U.S. Mail

J. Warren Gorrell, Jr., Esq.
Hogan & Hartson, L.L.P
555 13th Street, N.W.
Washington D.C., 20004

RE:	Falcon Financial Investment Trust
      Schedule 14D-9 filed January 31, 2004
      Schedule  14D-9C filed on January 21, 2004
	File No. 005-79428

Dear Mr. Gorrell:

We have the following comments on the filings listed above.
Schedule 14D-9C
1. We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995.
See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please avoid references to the safe harbor provisions of the Reform Act in future filings.
Schedule 14D-9

Item 4. The Solicitation or Recommendation

   Background of the Transaction, page 7
2. Describe any efforts to seek any alternative transactions prior to entering the exclusivity agreement. If you elected not to seek competing offers, explain why not.
3. Describe the material terms of the offer by Kelly Capital. In addition, expand your disclosure to discuss with specificity the nature of the concerns with the $8.00 offer and why it was deemed inferior to the iStar offer.
4. Disclose when you rejected the Kelly Capital offer.
Reasons for the Recommendation, page 11
5. This section should describe all factors considered by the Board and forming the basis for its recommendation. See Rule 14e-2(a) of Regulation 14E. The introduction to this section indicates that the factors listed are not exhaustive.
6. When listing the Board`s reasons for discussing the transaction avoid conclusory statements. See Item 1012(b) of Regulations M-A. For example, expand the third reason to explain why Falcon`s Operating and Financial Condition supports the Board`s determinations.
7. Expand your disclosure to explain the conflicts of interest in greater detail, providing quantification to the greatest extent practicable.
Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the
Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Falcon acknowledging that:

* the Company responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 942-1976.


							Very truly yours,



							Michael Pressman
							Special Counsel
							Office of Mergers &
Acquisitions





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February 8, 2005
Page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE